ITEM 77J - REVALUATION OF ASSETS OR RESTATEMENT OF CAPITAL SHARE ACCOUNT

                     ROCHESTER FUND MUNICIPALS (the "Fund")



Classification of Dividends and Distributions to Shareholders. Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from its ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or realized gain was recorded by the Fund.

     The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended December 31, 2000, amounts have been reclassified to reflect a decrease in paid-in capital of $564,382 and a decrease in accumulated net realized loss on investments of $564,382. Net assets of the Fund were unaffected by the reclassifications.